UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated September 12, 2006
         CDC Software Expands Presence in Australia with Acquisition of CRM and Business Intelligence Solutions Provider

1.2      Press release dated September 13, 2006
         CDC Software’s Ross Systems and SupplyScape Form Strategic
         Partnership to Deliver Advanced e-Pedigree Solutions for Life
         Sciences Manufacturers

1.3      Press release dated September 14, 2006
         Wise Foods Chosen By Consumer Goods Technology as One of the Top
         25 “SMB Fast Track” Companies

1.4      Press release dated September 18, 2006
         Norway’s Largest Pharmaceutical and Health Care Products Distributor
         Deploys the IMI Warehouse and Order Management Solution from CDC
         Software to Streamline its Warehouse Operations

1.5      Press release dated September 20, 2006
         Medical Device Manufacturer Improves Operational Efficiencies with
         CDC Software’s Pivotal CRM

1.6      Press release dated September 20, 2006
         CDC Corporation Updates Progress of Share Repurchase Program & Plans
         to Unlock Shareholder Value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 21, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated September 12, 2006 -- CDC Software Expands Presence in Australia with Acquisition of CRM and Business Intelligence Solutions Provider
1.2	Press release dated September 13, 2006 -- CDC Software’s Ross Systems and SupplyScape Form Strategic Partnership to Deliver Advanced e-Pedigree Solutions for Life Sciences Manufacturers
1.3	Press release dated September 14, 2006 -- Wise Foods Chosen By Consumer Goods Technology as One of the Top 25 “SMB Fast Track” Companies
1.4	Press release dated September 18, 2006 -- Norway’s Largest Pharmaceutical and Health Care Products Distributor Deploys the IMI Warehouse and Order Management Solution from CDC Software to Streamline its Warehouse Operations
1.5	Press release dated September 20, 2006 -- Medical Device Manufacturer Improves Operational Efficiencies with CDC Software’s Pivotal CRM
1.6	Press release dated September 20, 2006 -- CDC Corporation Updates Progress of Share Repurchase Program & Plans to Unlock Shareholder Value